Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 25, 2010

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Variable Insurance Trust (the “Trust”)
File No. 811-21987
Form N-14

Dear Mr. Foor:

An electronic (“EDGAR”) filing is hereby made for a registration statement on Form N-14 under the Securities Act of 1933, as amended, on behalf of the Trust, an open-end management investment company. This Form N-14 is being filed in connection with four (4) reorganizations in which the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio, Ibbotson Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, and Ibbotson Income and Growth ETF Asset Allocation Portfolio, each a series of the Trust, will assume all of the assets and liabilities of the Phoenix Dynamic Asset Allocation Series: Aggressive Growth, Phoenix Dynamic Asset Allocation Series: Growth, Phoenix Dynamic Asset Allocation Series: Moderate Growth, and Phoenix Dynamic Asset Allocation Series: Moderate, respectively, each a series of The Phoenix Edge Series Fund.

The Trust has a December 31 fiscal year-end. The Trust’s June 30, 2010, semi-annual financial statements have neither been released nor filed with the U.S. Securities and Exchange Commission (the “SEC”) as of the date of this submission. As a result, included with this registration statement on Form N-14 are pro forma financial statements and expense information as of December 31, 2009, the date of the financial statements most recently filed with the SEC. We are aware of the Annual Industry Comment Letter from the Chief Accountant of the Division of Investment Management dated February 14, 2001 and the comments in that letter with respect to Rule 488, and we have included all of the required pro forma and audited annual financial statements, based on available information as of the date of this filing. We expect to be in a position to be able to provide the required financial information as of June 30, 2010, for your review in the near future. We look forward to working collaboratively with the staff in an expeditious manner in order to incorporate the June 30, 2010 information into the Trust’s registration statement as necessary, including if so requested, by a pre-effective amendment accompanied by an acceleration request, prior to its anticipated effectiveness on September, 24, 2010.

The SEC Staff is requested to address any comments on this filing to me at 720.917.0864.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary

Enclosure

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP